                                                              EXHIBIT 28.2

                 SUPPLEMENTAL REPORT OF INDEPENDENT ACCOUNTANTS
                            ON AGREED UPON PROCEDURES
                           RELATING TO REQUIREMENTS OF
                    CERTAIN POOLING AND SERVICING AGREEMENTS
                     FOR MORTGAGE PASS-THROUGH CERTIFICATES


March 21, 1997

To the Board of Directors and Management of Great Western Bank, a Federal Savings Bank

We have performed the procedures enumerated below with respect to the mortgage operations of Great Western Bank, a Federal Savings Bank (a wholly-owned subsidiary of Great Western Financial Corporation) and its subsidiaries (the Bank) as of December 31, 1996, in connection with the Bank's role as Master Servicer for the following Adjustable Rate Mortgage Pass-Through Certificates (collectively, the Certificates):


Date of Pooling and              Mortgage Pass-Through
Servicing Agreement:             Certificates, Series:
--------------------             ---------------------
   July 1, 1987                        1987-1
   March 1, 1988                       1988-1
   April 1, 1988                       1988-2
   June 1, 1988                        1988-3
   August 1, 1988                      1988-4
   December 1, 1988                    1988-5
   January 1, 1989                     1989-1


The procedures enumerated below have been performed solely to assist the users in evaluating management's assertion about the Bank's compliance with the requirements of the Pooling and Servicing Agreements as outlined above (the Agreements), included in its representation letter dated March 21, 1997. The Agreements are between the Bank (the Seller and Servicer) and Bankers Trust Company of California (the successor Trustee to Bank of America).

This agreed-upon procedures engagement was performed in accordance with standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the specified users of the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures that we performed are summarized as follows:

1. We obtained representation from the management of the Bank that it has not received any unfavorable findings or been suspended by any investor, regulatory agency, or the Department of Housing and Urban Development at any time during the twelve month period ended December 31, 1996.

2. We compared the fidelity and mortgagee's errors and omissions insurance policies maintained by the Bank with the coverage requirements set forth in the February 27, 1995 Master Agreement with Federal Home Loan Mortgage Corporation (Freddie Mac) as renewed on February 27, 1996. We determined that the coverage was sufficient for the Bank to continue operating as a Freddie Mac Seller/Servicer as required by the Agreements.

3. We read the title for each demand deposit account (DDA) used for the seven Certificates as outlined above and determined that it was adequately titled to identify the purpose of the account. We further verified that each of the DDA was held at the Bank which is insured by the Savings Association Insurance Fund of the Federal Deposit Insurance Corporation.

4. We compared the aggregate principal balance of the mortgage loans on the Bank's Monthly Accounting Report (CPI report #62-C) as of September 30, 1996 for each of the seven Certificate Series to the balance reported on the Statements to Certificate holders of Great Western Bank dated October 25, 1996, and determined that the balances agreed.

We were not engaged to, and did not, perform an examination, the objective of which would be the expression of an opinion on management's compliance with the requirements of the Agreements. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the use of the Board of Directors, management and the Trustee and should not be used by those who have not agreed to the procedures and taken responsibility for the sufficiency of the procedures for their purpose. However, the report may be included in documents pertaining to reporting requirements of the Securities Exchange Act of 1934.

Yours very truly,



/s/ PRICE WATERHOUSE LLP

Los Angeles, California
March 21, 1997